Exhibit (a)(5)(F)

Johnson & Johnson

Press Contacts:	Jeffrey J. Leebaw	Bill Price
	(732) 524-3350	(732) 524-6623
	(732) 642-6608 (M)	(732) 668-3735 (M)

Investor Contacts:	Louise Mehrotra	Stan Panasewicz
	(732) 524-6491	(732) 524-2524

FOR IMMEDIATE RELEASE

JOHNSON & JOHNSON ANNOUNCES SATISFACTION OF REGULATORY CLEARANCES
CONDITION FOR ITS PROPOSED ACQUISITION OF
MENTOR CORPORATION

New Brunswick, N.J. (Jan. 15, 2009) -- Johnson & Johnson (NYSE: JNJ) today announced that all applicable foreign antitrust and similar regulatory clearances required for its cash tender offer to purchase all outstanding shares of common stock of Mentor Corporation (NYSE: MNT) were obtained, or the relevant waiting periods for clearance have expired.

Johnson & Johnson, through its wholly owned subsidiary, Maple Merger Sub, Inc., initiated the tender offer on Dec. 1, 2008.  The tender offer will expire at 5:00 p.m. (Eastern time) on Jan. 16, 2009, unless extended.  The condition to the tender offer relating to clearance under the Hart-Scott-Rodino Antitrust Improvements Act has also been satisfied.

The depositary for the tender offer has advised Johnson & Johnson that, as of 12:00 p.m. (Eastern time) today, a total of approximately 4,094,627 shares of Mentor common stock were validly tendered and not withdrawn (including approximately 76,973 shares subject to guaranteed delivery procedures), representing approximately 12.1% of Mentor's outstanding common stock.

Upon the successful closing of the tender offer, shareholders of Mentor will receive $31.00 in cash for each share of Mentor common stock tendered in the tender offer, without interest and less any required withholding taxes.  Following the completion of the acquisition, it is expected that Mentor will operate as a stand-alone business unit reporting through ETHICON, Inc., a Johnson & Johnson company.

Upon closing, the transaction is expected to have a dilutive impact to Johnson & Johnson’s 2009 earnings per share of approximately $0.03 - $0.05.  This amount will be reflected as part of Johnson & Johnson’s earnings guidance, which will be provided Jan. 20, 2009.

About Johnson & Johnson
Caring for the world, one person at a time…inspires and unites the people of Johnson & Johnson. We embrace research and science - bringing innovative ideas, products and services to advance the health and well-being of people. Our 119,400 employees at more than 250 Johnson & Johnson companies work with partners in health care to touch the lives of over a billion people every day, throughout the world.

Additional Information
This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Mentor Corporation.  Johnson & Johnson and Maple Merger Sub, Inc. have filed a tender offer statement with the Securities and Exchange Commission (“SEC”), and have mailed an offer to purchase, forms of letter of transmittal and related documents to Mentor shareholders.  Mentor has filed with the SEC, and has mailed to Mentor shareholders, a solicitation/recommendation statement on Schedule 14D-9. These documents contain important information about the tender offer and shareholders of Mentor are urged to read them carefully.

These documents are available at no charge at the SEC’s website at www.sec.gov. The tender offer statement and the related materials may be obtained for free by directing a request by mail to Georgeson Inc., 199 Water Street, New York, New York 10038 or by calling toll-free (800) 213-0475 or (800) 445-1790. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents may be obtained free of charge by directing a request to Johnson & Johnson at www.jnj.com, or Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933, Attn: Corporate Secretary’s Office.

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